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                                                                    EXHIBIT 16

                  [HEIN + ASSOCIATES LETTERHEAD APPEARS HERE]

May 8, 2000

Securities and Exchange Commission
Washington, D.C. 20549

We were previously principal accountants for ARXA International Energy, Inc., and on December 7, 1998, we reported on the consolidated financial statements of ARXA International Energy, Inc. and Subsidiaries as of October 31, 1998. On November 23, 1999, our appointment as principal accountants of ARXA International Energy, Inc. was terminated. We have read ARXA International Energy, Inc.'s statements included under Item 4 of its Form 8-K dated January 4, 2000, and we agree with such statements, except that we are not in a position to know whether the decision to change accountants was recommended by the Company's management and approved by the Company's Audit Committee.

Respectfully,

/s/ Hein + Associates LLP
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Hein + Associates LLP
Certified Public Accountants